

February 3, 2009

By facsimile to (202) 663-8007 and U.S. Mail

Mr. Siping Fang
Chairman, President, and Chief Executive Officer
China Valves Technology, Inc.
No. 93 West Xinsong Road
Kaifeng City, Henan Province, People's Republic of China 475002

Re: China Valves Technology, Inc.
        Pre-effective Amendment 2 to Registration Statement on Form S-1
        Filed January 21, 2009
        File No. 333-154159
        Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
        Subsequent Exchange Act Reports
        File No. 0-28481

Dear Mr. Fang:

    We reviewed the filings and have the comments below.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

General

1.   We have reviewed your response to prior comment 3. We note your disclosure on pages 25 and 27 that sales increased accordingly with the increase in average exchange rates from period to period and expenses increased by a somewhat lower amount. Please quantify the impact that foreign currency translations had on your revenues and expenses for each period presented.

Sales Revenue, pages 23 and 26

2.   We have reviewed your response to prior comment 5. You disclose on page 26 that sales volume was 11,351 tonnes for 2007 compared with 8,096 tonnes in 2007. We assume the sales volume of 8,096 tonnes was actually achieved in 2006. Please revise accordingly.

3.   We have reviewed your response to prior comment 6. You disclose that revenues from Butterfly valves, Gate valves, Ball valves, and Vent valves constitute approximately 80.1% of your total revenues for the nine months ended September 30, 2008 and 85.8% of your total revenues for the year ended December 31, 2007. Based on the tables presented on page 23, it appears that the appropriate percentages are actually 66.7% of total revenues for the nine months ended September 30, 2008 and 67.6% of total revenues for the year ended December 31, 2007. Please advise or revise.

Financial Statements for the Period Ended September 30, 2008

Note 1 – Organization, page F-5

4.   We have reviewed your response to prior comment 20 and have the following additional comments:

- As previously requested, notwithstanding there was no consideration exchanged for this transaction, address the fact that Henan Tonghai was indirectly 100% owned by Mr. Li and the operating subsidiaries were owned by Mr. Fang and the original owners at the date of acquisition. With reference to the authoritative literature you relied upon, demonstrate how you reached the conclusion that purchase accounting for this transaction is not required.

- We note that Mr. Fang will not obtain the right and option to re-acquire the shares until all four conditions as set forth in the earn-in agreement are met. We further note that the remaining condition that has not yet been met is the declaration of effectiveness of your registration statement, which is not in your control. Your response indicates that the transfer of shares from Mr. Fang to Mr. Li is an integral and inseparable part of the re-organization. It is unclear why this would impact whether the earn-in agreement represents compensation cost to the company. As previously requested, please provide us a comprehensive analysis that specifically references SFAS 123(R) which addresses why the earn-in agreement is not a share-based payment plan such that compensation should be recognized. If after reviewing SFAS 123(R) you determine that compensation should be recognized related to the earn-in agreement, please provide us your analysis as to how you determined the amount of compensation to recognize.

Note 12 – Related Party Transactions, page F-24

5.   We have reviewed your response to prior comment 21 and have the following additional comments:

- It is not clear how you will account for (i) the transfer of the land use right, (ii) the lease agreement, and (iii) the leaseback agreement. Please clearly identify the terms of each agreement and the impact such agreement will have on your financial statements. Identify the authoritative literature that you relied on.

- We note that you have excluded the contingently issuable shares from your calculation of earnings per share. Please tell us what consideration you gave to including these shares within your diluted earnings per share calculation. See paragraphs 30 and 34 of SFAS 128.

- Please expand your disclosures on page F-26 to further discuss why you believe that it is appropriate to value the 5,500,000 shares of common stock at the price paid by certain accredited investors under the securities purchase agreement instead of valuing the shares at the fair market value of $5.00 per share. In doing so, please address the fair value of the land use right that you obtained.

Note 13 – Shareholders' Equity, page F-25

6.   We have reviewed your response to prior comment 21. As previously requested, please address the fact that Bin Li has appeared to commit to release the same 25,100,064 shares to Mr. Fang by the earn-in agreement and the investors by the make good escrow arrangement. Please clarify in Note 13 what you mean by "we acknowledge that, in the event that shares are required to be released from escrow, appropriate accounting would need to be imputed by the Company."

Financial Statements for the Year Ended December 31, 2007

Consolidated Statements of Cash Flows, page F-33

7.   We have reviewed your response to prior comment 29. It is not clear how your response reconciles the changes in accounts receivable – trade, other receivables, prepaid expenses, accrued liabilities, and other payables as reflected on the statement of cash flows to the amounts reported on the balance sheet for the year ended December 31, 2007 as well as the nine months ended September 30, 2008. In this regard, we note that the amounts presented in your response do not agree to the changes reflected in your

Mr. Siping Fang
February 3, 2009
Page 4

statement of cash flows. Please revise to provide us a clear reconciliation as previously requested. Please also quantify the error you found due to reclassifications on the balance sheet which were not reflected in the statements of cash flows and address the need to provide the disclosures required by SFAS 154.

Note 1 – Organization, page F-34

8.   We have reviewed your response to prior comment 30 and we have the following comments:

- As previously requested, you must (i) identify all the owners of each entity involved in the reorganization, including China Valve Samoa, (ii) quantify their respective ownership percentages, both before and after the reorganization, and (iii) provide your analysis of the appropriateness of your accounting with reference to EITF 02-5.

- You indicate that Mr. Fang held a controlling interest in both China Valve Samoa and the operating subsidiaries both before and after their reorganization. Please note that this does not eliminate the need to apply purchase accounting for the acquisition of the noncontrolling interests in the operating subsidiaries.

- Also, as previously requested, please clearly disclose the nature and business purpose of the acquisitions of Henan Kaifeng High Pressure Valve Co. Ltd. and Zhengzhou City ZhengDie Valve Co.

Note 9 – Income Taxes, page F-46

9.   We note your response to prior comment 33. Please expand your disclosures to provide this clarifying information. We assume also that, based on your response, there were no items which were "non-assessable or disallowed." If so, please expand your disclosures to clarify this fact as well.

Exhibit 5.1

10.   The opinion in the third paragraph that the issued and outstanding shares of common stock "will be" legally and validly issued, fully paid, and nonassessable is inappropriate. Since these shares are outstanding, counsel must opine that these shares "are" legally and validly issued, fully paid, and nonassessable. Please revise.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions about other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Louis A. Bevilacqua, Esq.
Thomas M. Shoesmith, Esq.
Joseph R. Tiano, Jr., Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037-1122